

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2018

Noah F. Webster
Vice President, General Counsel and Secretary
Zix Corporation
2711 North Haskell Avenue, Suite 2200, LB 36
Dallas, Texas 75204

> **Re: Zix Corporation**
> **Registration Statement on Form S-3**
> **Filed July 31, 2018**
> **File No. 333-226456**

Dear Mr. Webster:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Don J. McDermett Jr.